UNITED STATES
             SECURITIES AND EXCHANGE COMMISSION
                  Washington, D.C.  20549

                       SCHEDULE 13D

         Under the Securities Exchange Act of 1934
                     (Amendment No. 4)

                  TRINITECH SYSTEMS, INC.
                  -----------------------
                     (Name of Issuer)

                       Common Stock
              -----------------------------
              (Title of Class of Securities)

                       896406-10-5
                      --------------
                      (CUSIP Number)

                  Joan Dacey-Seib, Esq.
                Jacobs Persinger & Parker
77 Water Street, New York, New York  10005    212-344-1866
----------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

                     September 18, 1997
    ------------------------------------------------------
    (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See
Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule
13dd-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of
Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-----------------------------------------------------------

                      SCHEDULE 13D

CUSIP No. 896406-10-5
-----------------------------------------------------------
(1)  NAMES OF REPORTING PERSONS.
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON.

     Jerome Belson
-----------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A                (a) / /
     MEMBER OF A GROUP*                            (b) /X/

-----------------------------------------------------------
(3)  SEC USE ONLY

-----------------------------------------------------------
(4)  SOURCE OF FUNDS*

     PF
-----------------------------------------------------------
(5)  CHECK BOX IF DISCLOSURE OF LEGAL                  / /
     PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)

     Not applicable.
-----------------------------------------------------------
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION

     USA
-----------------------------------------------------------
NUMBER OF SHARES     (7)  SOLE VOTING POWER
BENEFICIALLY
OWNED BY EACH             246,550
REPORTING PERSON     --------------------------------------
WITH                 (8)  SHARED VOTING POWER

                          ---
                     --------------------------------------
                     (9)  SOLE DISPOSITIVE POWER

                          246,550
                     --------------------------------------
                     (10) SHARED DISPOSITIVE POWER

                          ---
-----------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON

     246,550 shares
-----------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN               /X/
     ROW (11) EXCLUDES CERTAIN SHARES*

-----------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     3.0%
-----------------------------------------------------------
(14) TYPE OF REPORTING PERSON*

     IN
-----------------------------------------------------------

                      SCHEDULE 13D

CUSIP No. 896406-10-5
-----------------------------------------------------------
(1)  NAMES OF REPORTING PERSONS.
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON.

     Maxine Belson
-----------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A                (a) / /
     MEMBER OF A GROUP*                            (b) /X/

-----------------------------------------------------------
(3)  SEC USE ONLY

-----------------------------------------------------------
(4)  SOURCE OF FUNDS*

     PF
-----------------------------------------------------------
(5)  CHECK BOX IF DISCLOSURE OF LEGAL                  / /
     PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)

     Not applicable.
-----------------------------------------------------------
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION

     USA
-----------------------------------------------------------
NUMBER OF SHARES     (7)  SOLE VOTING POWER
BENEFICIALLY
OWNED BY EACH             35,000
REPORTING PERSON     --------------------------------------
WITH                 (8)  SHARED VOTING POWER

                          ---
                     --------------------------------------
                     (9)  SOLE DISPOSITIVE POWER

                          35,000
                     --------------------------------------
                     (10) SHARED DISPOSITIVE POWER

                          ---
-----------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON

     35,000 shares
-----------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN               / /
     ROW (11) EXCLUDES CERTAIN SHARES*

-----------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.4%
-----------------------------------------------------------
(14) TYPE OF REPORTING PERSON*

     IN
-----------------------------------------------------------

                      SCHEDULE 13D

CUSIP No. 896406-10-5
-----------------------------------------------------------
(1)  NAMES OF REPORTING PERSONS.
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON.

     Matthew Belson
-----------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A                (a) / /
     MEMBER OF A GROUP*                            (b) /X/

-----------------------------------------------------------
(3)  SEC USE ONLY

-----------------------------------------------------------
(4)  SOURCE OF FUNDS*

     PF
-----------------------------------------------------------
(5)  CHECK BOX IF DISCLOSURE OF LEGAL                  / /
     PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)

     Not applicable.
-----------------------------------------------------------
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION

     USA
-----------------------------------------------------------
NUMBER OF SHARES     (7)  SOLE VOTING POWER
BENEFICIALLY
OWNED BY EACH             32,500
REPORTING PERSON     --------------------------------------
WITH                 (8)  SHARED VOTING POWER

                          ---
                     --------------------------------------
                     (9)  SOLE DISPOSITIVE POWER

                          32,500
                     --------------------------------------
                     (10) SHARED DISPOSITIVE POWER

                          ---
-----------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON

     32,500 shares
-----------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN               / /
     ROW (11) EXCLUDES CERTAIN SHARES*

-----------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.4%
-----------------------------------------------------------
(14) TYPE OF REPORTING PERSON*

     IN
-----------------------------------------------------------

                      SCHEDULE 13D

CUSIP No. 896406-10-5
-----------------------------------------------------------
(1)  NAMES OF REPORTING PERSONS.
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON.

     The Jerome Belson Foundation, f/k/a The Joseph Belsky
     Foundation
-----------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A                (a) / /
     MEMBER OF A GROUP*                            (b) /X/

-----------------------------------------------------------
(3)  SEC USE ONLY

-----------------------------------------------------------
(4)  SOURCE OF FUNDS*

     WC
-----------------------------------------------------------
(5)  CHECK BOX IF DISCLOSURE OF LEGAL                  / /
     PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)

     Not applicable.
-----------------------------------------------------------
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION

     New York
-----------------------------------------------------------
NUMBER OF SHARES     (7)  SOLE VOTING POWER
BENEFICIALLY
OWNED BY EACH             92,500
REPORTING PERSON     --------------------------------------
WITH                 (8)  SHARED VOTING POWER

                          ---
                     --------------------------------------
                     (9)  SOLE DISPOSITIVE POWER

                          92,500
                     --------------------------------------
                     (10) SHARED DISPOSITIVE POWER

                          ---
-----------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON

     92,500 shares
-----------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN               / /
     ROW (11) EXCLUDES CERTAIN SHARES*

-----------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     1.1%
-----------------------------------------------------------
(14) TYPE OF REPORTING PERSON*

     CO
-----------------------------------------------------------

             AMENDMENT NO. 4 TO SCHEDULE 13D

Schedule 13D, as amended and restated in Amendment No. 3 to
Schedule 13D, is hereby amended as follows:

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER is hereby amended by adding to such Item the following:

"(a) As of the close of business on September 18, 1997, Jerome Belson, Maxine Belson, Matthew Belson and The Jerome
Belson Foundation beneficially owned 246,550, 35,000,
32,500, and 92,500 shares, respectively, of the Company for an aggregate of 406,550 shares representing approximately
4.9% of the outstanding Common Stock of the Company (based on information from the Company's Quarterly Report on Form
10-Q for period ended June 30, 1997 which indicates
8,224,530 shares of Common Stock outstanding)."

"(b) Under the definition of beneficial ownership in Rule
13d-3 under the Securities Exchange Act of 1934 (the
"Act"), Jerome Belson may also be deemed to be a beneficial owner of the 92,500 shares of the Company owned by The
Jerome Belson Foundation because Mr. Belson, in his capacity as president of the Foundation, might be deemed to have the power to dispose of and vote the shares of the Company owned by the Foundation. However, neither the filing of this statement nor any of its contents shall be deemed to construe an admission that Mr. Belson is the owner of the shares of the Company beneficially owned by the Foundation for purposes of Section 13(d) of the Act or for any other purpose."

"(c) Since his most recent filing on Schedule 13D, Jerome
Belson sold shares of Common Stock of the Company as described below. All transactions were open market dispositions made on the American Stock Exchange.

DATE       SHARES SOLD       PRICE PER SHARE

9/12/97      2,500               $9-1/8
9/12/97      2,500               $9-1/16
9/15/97      1,200               $9-1/4
9/18/97      2,500               $9-1/4
9/18/97      2,500               $9-1/8

Since his most recent filing on Schedule 13D, Matthew
Belson sold 2,500 shares of the Company's Common Stock on September 9, 1997. Of such shares, 1,000 were sold at a per share price of $7-3/8 and 1,500 were sold at a per share price of $7-1/4. Such transactions were open market transactions made on the American Stock Exchange.

Since its most recent filing on Schedule 13D, the Foundation sold 2,500 shares of the Company's Common Stock on September 10, 1997 at a per share price of $7-3/4. Such transaction was an open market transaction made on the American Stock Exchange."

"(e) The persons reporting herein ceased to be the beneficial owner of more than five percent of the Common
Stock of the Company on September 18, 1997."

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  September 18, 1997

                               /s/ Jerome Belson
                              -----------------------------
                              Jerome Belson

                               /s/ Maxine Belson
                              -----------------------------
                              Maxine Belson

                               /s/ Matthew Belson
                              -----------------------------
                              Matthew Belson


                              The Jerome Belson Foundation


                              By:  /s/ Jerome Belson
                                  -------------------------
                                  Jerome Belson, President